1985 Cedar Bridge Avenue Suite 1 Lakewood, NJ 08701
Joseph E. Teichman jteichman@lightstonegroup.com M 848.240.3949

June 26, 2020

VIA EDGAR

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc.
Schedule TO-I Filed on June 15, 2020 File No. 005-86416

Dear Ms. Chalk:

On behalf of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”), set forth below are the responses to the comments of the staff (the “Staff”) in the Office of Mergers and Acquisitions in the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 19, 2020 (the “Comment Letter”), regarding its issuer tender offer to purchase up to225,000 shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to an Offer to Purchase and Letter of Transmittal filed as exhibits to a Schedule TO filed with the Commission on June 15, 2020.   All references in this letter to page numbers and captions correspond to the page numbers and captions in the Schedule TO, unless otherwise noted. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”). The Company responds to the Staff’s comments below:

Schedule TO-I

Exhibit (a)(1)(A) – Offer to Purchase

1.
Expand to explain how the $5.00 per Share Purchase Price was determined. Stating that you simply chose “a price that is higher than the MacKenzie Offer price” is not helpful, since there is still a significant discrepancy between your Purchase Price and the net asset value disclosed by Lightstone of $11.82 as of September 30, 2019. In addition, we note that last year, you conducted an issuer tender offer in response to an earlier mini-tender offer by MacKenzie at an offer price of $7.00 per Share.

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
June 26, 2020

Response:

The Company’s Shares are not currently listed on a national securities exchange and as a result, there is no active trading market for its Shares and they are illiquid.  Additionally, MacKenzie has historically conducted several mini-tender offers of the Company’s Shares at offer prices substantially below the then current net asset value per Share. The Company has responded to each of MacKenzie’s mini-tender offers with an issuer tender offer at an offer price in excess of MacKenzie’s solely offer price to provide its stockholders who desire immediate liquidity an alternative offer at a premium to the MacKenzie Offer price. The offer price for MacKenzie’s current mini-tender is $4.50, and the Company’s response issuer tender offer is $5.00.

Furthermore, the previous year’s MacKenzie mini-tender offer was at $6.88, and the Company’s response issuer tender offer was at $7.00.  Given the primary purpose of Company’s response issuer tender offer is to solely provide its stockholders that desire immediate liquidity with an alternative offer, we do not believe any further explanation of how our offer price was determined is necessary.

The Company also notes that because its and MacKenzie’s offer prices are both well below the most recently published estimated net asset value per Share, the Company’s board of directors has recommended that stockholders do not tender their Shares in either the Company’s issuer tender offer or the lower MacKenzie mini-tender offer.

2.
All offer conditions in a tender offer must be objective and outside the control of the bidder in a tender offer to avoid implicating Regulation 14(e)’s prohibition on illusory offers. In the first paragraph in this section, delete the phrase “regardless of the circumstances giving rise to the event or events.” This language impermissibly implies that conditions could be triggered by the action or inactions of the bidder. Similarly, revise the language in the first sentence of the last paragraph of this section on page 18.

Response:

In response to the Staff’s comment, the Company has amended the Offer to Purchase to delete the phrase “regardless of the circumstances giving rise to the event or events” in first paragraph of Section 6 on page 16.  As amended, the last sentence of the first paragraph will read:

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend the Offer or postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer), if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events has occurred (or are determined by us, in our reasonable judgment, to have occurred) that, in our reasonable judgment makes it inadvisable to proceed with the Offer or with the acceptance for payment for the Shares tendered in the Offer:”

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
June 26, 2020

In addition, the Company has amended the first sentence in the last paragraph of Section 6 on page 18 of the Offer to Purchase to read as follows:

“The conditions referred to above are for our sole benefit and, unless we caused the circumstances giving rise to the condition to occur, may be asserted or waived by us, in whole or in part, at any time and from time to time in our reasonable discretion until the Offer shall have expired or been terminated.”

3.	Refer to the second bullet point on page 17. So that shareholders may understand the scope of your Offer, describe the “contemplated benefits … of the Offer.”

Response:

As noted in the Offer to Purchase, the Company initiated the Offer solely in response to a third party mini tender offer for 225,000 Shares at price substantially below the most recently published net asset value of the Shares (the “2019 NAV”).  The Company’s purpose in making the Offer is to give stockholders who desire or need to sell their Shares a better alternative than that offered by the third party offeror and to deter other potential bidders from attempting to exploit the illiquidity of Shares and acquire them from stockholders at prices substantially below the then most recently published Estimated Per-Share NAV.  Although deterrence of potential manipulative mini tender offers is the primary reason for making the Offer, deterrence is not a benefit to the Company but rather a benefit to the Company’s stockholders.

The Company does not contemplate any benefit from the Offer other than that the purchase of any Shares tendered under the Offer at a price substantially below the most recently published NAV per Share would be accretive to the Company’s stockholders as a whole.  The Company notes that although any repurchase would be accretive, the benefit would be immaterial to the Company as the Offer is for only 1% of the outstanding shares. Therefore, the Company has amended the Offer to Purchase to delete the second bullet point on page 17.

The Company notes that although the Offer price is above the third party offer price, it is well below the most recently published NAV per Share.  Therefore, the Company’s board of directors recommends that stockholders do not tender their shares in either offer.

4.	Also on page 17, revise to explain what is meant by a “limitation on prices for” securities on any U.S. exchange. Alternatively, delete this language.

Response:

In response to the Staff’s comment, the Company has amended the Offer to Purchase to delete the phrase “limitation on prices for” in the fourth bullet point on page 18.  As revised, the fourth bullet point on page 17 reads as follows:

“●	any general suspension of trading in securities on any U.S. national securities exchange or in the over-the-counter market;”

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
June 26, 2020

5.
Refer to the second bullet point at the top of page 18. See our comment above regarding the need to enumerate the contemplated benefits of the Offer to you, so that shareholders can understand the parameters of the Offer.

Response:

As discussed in the Company’s response to comment no. 3, the Company has amended the Offer to Purchase to delete the phrase “or benefits to us of the Offer” in the second bullet point on page 18.

6.	Revise the third bullet point at the top of page 18 to clarify whether you are aware of any such required permits, authorizations or approvals required to be obtained to complete the Offer.

Response:

In response to the Staff’s comment, the Company has amended the Offer to Purchase to read as follows:

“●
any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion (we are not aware of any approval, permit authorization, favorable review or consent of any governmental entity required to be obtained); or”

7.
Refer to the fifth bullet point on page 18. All Offer conditions must be satisfied or waived as of the expiration of the Offer, not the time of purchase of Shares in the Offer, which could be several days later. Please revise this condition.

Response:

In response to the Staff’s comment, the Company has amended the fifth bullet point on page 18 of the Offer to Purchase to read as follows:

“●	the MacKenzie Offer has been terminated or withdrawn before the expiration of the Offer.”

8.	See our last comment. With respect to the condition related to the MacKenzie Offer, clarify how this will work logistically, since it appears the two Offers are scheduled to expire at the same time.

Response:

The above reference condition would only be triggered if MacKenzie Offer is terminated or withdrawn early.

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
June 26, 2020

9.
All conditions must be objectively verifiable and outside the control of the bidder in the tender offer. To the extent a bidder reserves the right to assert an offer condition based upon its own judgement, without a reasonableness or materiality qualifier, the tender offer could be viewed as illusory and thus in contravention of Exchange Act section 14(e). Accordingly, please delete or revise the following language indicating that you may terminate the Offer if any action has been taken “by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment” (emphasis added).

Response:

In response to the Staff’s comment, the Company has deleted the phrase “in our reasonable judgment” from the third bullet point from the bottom of page 17 of the Offer to Purchase.

10.
Refer to the following disclosure in the last paragraph of this section on page 18: “The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (other than any action or omission to act by us), and may be waived by us, in whole or in part, at any time…” See our comment above regarding conditions implicated by bidder’s own action or inaction. In addition, this statement suggests you may become aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without you making a disclosure. To the extent you become aware of any condition being triggered that would enable you to terminate the Offer, and you elect to proceed with the Offer anyway, we view that decision as tantamount to a waiver of the condition. If a condition is waived, a material change has likely occurred, requiring revised disclosure and (potentially) an extension of the Offer. Please revise this language and the following similar language later in the same paragraph: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired and be terminated.”

Response:

In response to the Staff’s comment, the Company has amended the two sentences in the last paragraph of Section 6 on page 18 of the Offer to Purchase to read as follows:

“The conditions referred to above are for our sole benefit and, unless we caused the circumstances giving rise to the condition to occur, may be asserted or waived by us, in whole or in part, at any time and from time to time in our reasonable discretion until the Offer shall have expired or been terminated. Our failure at any time to exercise any of the foregoing rights may be deemed a waiver of that right.”

Miscellaneous, page 27

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
June 26, 2020

11.
While you are not required to distribute the Offer materials into any foreign jurisdiction, tenders must be accepted from all target security holders, wherever located. Refer to the all-holders provisions in Rule 13e-4(f)(8)(i) and the guidance in Release No. 33-8957 (September 19, 2008). Accordingly, please revise to remove the statement here indicating that tenders will not be accepted from holders of Shares in certain jurisdictions.

Response:

Pursuant to Rule 13e-4(f)(9)(ii), the application of Rule 13e-4(f)(8)(i) shall not “[p]rohibit an issuer of affiliate from making a tender offer excluding all security holders in a state where the bidder is prohibited from making the tender offer excluding all security holders in a state where the issuer or affiliate is prohibited from making the tender offer by administrative or judicial action pursuant to a state statute after a good faith effort by the issuer or affiliate to comply with such statute.” In order to clarify that the Company is referring only to excluding stockholders of the Company in a U.S. state pursuant to Rule 13-4(f)(9)(ii), the paragraph of the section entitled “19. Miscellaneous” on page 27 of the Offer to Purchase will be amended to replace “jurisdiction” with “state” in all places.  The revised paragraph read as follows:

“The Offer is not being made to, and tenders will not be accepted from, stockholders in any state in which the Offer or its acceptance would not comply with the securities laws of the applicable state. We are not aware of any state in which the Offer or tenders pursuant thereto would not be in compliance with the laws of the applicable state. However, we reserve the right to exclude stockholders from the Offer in any state in which it is asserted that the Offer cannot lawfully be made. We believe this exclusion is permissible under applicable laws and regulations, provided we make a good faith effort to comply with any law deemed applicable to the Offer.”

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you should have further questions or require additional information, please do not hesitate to call Terri Reynolds directly at 848.340.3949 or the undersigned at 732-987-8678.

Very truly yours,

/s/ Joseph E. Teichman
Joseph E. Teichman